                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          WATER PIK TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   94113U 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


                               Page 1 of 13 Pages

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 2 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SPECIAL VALUE BOND FUND, LLC
    IRS NO.:  95-4758920
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER

                                           0
       NUMBER OF                       -----------------------------------------
         SHARES
      BENEFICIALLY                     8   SHARED VOTING POWER
        OWNED BY
          EACH                             2,360,485 SHARES
        REPORTING                      -----------------------------------------
         PERSON                        9   SOLE DISPOSITIVE POWER
          WITH
                                           0
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 3 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SPECIAL VALUE BOND FUND II, LLC
    IRS NO.:  52-2263020
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                       7  SOLE VOTING POWER

                                          0
           NUMBER OF                   -----------------------------------------
            SHARES                     8  SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       2,360,485 SHARES
             EACH                      -----------------------------------------
           REPORTING                   9  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         0
                                       -----------------------------------------
                                       10 SHARED DISPOSITIVE POWER

                                          2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 4 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SVIM/MSM, LLC
    IRS NO.:  95-4760193
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER

                                           0
            NUMBER OF                  -----------------------------------------
              SHARES                   8   SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                      2,360,485 SHARES
               EACH                    -----------------------------------------
             REPORTING                 9   SOLE DISPOSITIVE POWER
              PERSON
               WITH                        0
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 5 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SVIM/MSM II, LLC
    IRS NO.:  52-2263031
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER

                                           0
             NUMBER OF                 -----------------------------------------
              SHARES                   8   SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                      2,360,485 SHARES
               EACH                    -----------------------------------------
            REPORTING                  9   SOLE DISPOSITIVE POWER
              PERSON
               WITH                        0
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 6 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
    IRS NO.:  95-4759860
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        0
            NUMBER OF               --------------------------------------------
             SHARES                 8   SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                    2,360,485 SHARES
              EACH                  --------------------------------------------
            REPORTING               9   SOLE DISPOSITIVE POWER
             PERSON
              WITH                      0
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                        2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 7 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    TENNENBAUM & CO., LLC
    IRS NO.:  95-4587347
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER

                                            0
           NUMBER OF                    ----------------------------------------
             SHARES                     8   SHARED VOTING POWER
          BENEFICIALLY
           OWNED BY                         2,360,485 SHARES
             EACH                       ----------------------------------------
           REPORTING                    9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                           0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                  SCHEDULE 13D
--------------------                                                ------------
CUSIP NO. 94113U 100                                                PAGE 8 OF 13
--------------------                                                ------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS/
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   MICHAEL E. TENNENBAUM
   IRS NO.:  ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OR ORGANIZATION

   UNITED STATES
--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER

          NUMBER OF                         0
           SHARES                      ----------------------------------------
         BENEFICIALLY                   8   SHARED VOTING POWER
          OWNED BY
            EACH                            2,360,485 SHARES
          REPORTING                     ----------------------------------------
           PERSON                       9   SOLE DISPOSITIVE POWER
            WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            2,360,485
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,360,485
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

(1) BASED ON 9,923,685 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED BY WATER PIK TECHNOLOGIES, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, PLUS 1,973,685 SHARES OF COMMON STOCK SUBSEQUENTLY ISSUED TO THE REPORTING PERSONS IN THIS STATEMENT AS FURTHER DESCRIBED IN ITEM 3 BELOW, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                                                                    ------------
                                                                    PAGE 9 OF 13
                                                                    ------------

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the beneficial ownership of 2,360,485 shares of common stock, par value $ .01 per share ("Common Stock"), of Water Pik Technologies, Inc., a Delaware corporation ("Water Pik"). The principal executive offices of Water Pik are located at 23 Corporate Plaza, Suite 246, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

        Special Value Bond Fund, LLC ("SVBF") and Special Value Bond Fund II, LLC ("SVBFII") are each Delaware limited liability companies. SVBF's and SVBFII's addresses are both 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of each of SVBF and SVBFII is making investments and managing assets.

        The managing member of SVBF is SVIM/MSM, LLC, a Delaware limited liability company ("SVIM/MSM"). The managing member of SVBFII is SVIM/MSM II, LLC, a Delaware limited liability company ("SVIM/MSMII"). The investment advisor to each of SVBF and SVBFII is Special Value Investment Mangement, LLC, a Delaware limited liability company ("SVIM"). The managing member of each of SVIM/MSM, SVIM/MSMII and SVIM is Tennenbaum & Co., LLC, a Delaware limited liability company ("TCO"). The managing member of TCO is Michael E. Tennenbaum, a United States citizen. Each of SVIM/MSM, SVIM/MSMII, SVIM and TCO have the same principal business and address as that of SVBF and SVBFII. Mr. Tennenbaum's principal occupation is serving as managing member of TCO and his address is the same as that of SVBF and SVBFII. SVBF, SVBFII, SVIM/MSM, SVIM/MSMII, SVIM, TCO and Mr. Tennenbaum are collectively referred to herein as the "Reporting Persons."

        During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This statement relates to the acquisition by the Reporting Persons of 2,360,485 shares of Common Stock of Water Pik. SVBF and SVBFII purchased 300,000 and 1,673,685 newly issued shares of Common Stock of Water Pik, respectively, on January 3, 2001 pursuant to a Stock Purchase Agreement dated as of December 29, 2000, by and among Water Pik, SVBF and SVBFII (the "Stock Purchase Agreement"). The aggregate purchase price of such newly issued shares was $15,000,006 and the sole source of funds for such purchase was $2,280,000 of the working capital of SVBF and $12,720,006 of the working capital of SVBFII. Prior to December 29, 2000, SVBF and SVBFII had purchased 350,000 and 36,800 shares of Common Stock of Water Pik, respectively, in open market purchases on the New York Stock Exchange. The aggregate purchase price in such open market purchases was $2,807,463 and $328,546, respectively, and the sole source of funds for such purchases was the respective working capital of SVBF and SVBFII.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons acquired the Common Stock of Water Pik for investment purposes. They intend to monitor and evaluate the investment on a continuing basis. Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters, subject to certain restrictions provided for in the Stock Purchase Agreement as set forth in Item 6 of this Schedule 13D.

                                                                   -------------
                                                                   PAGE 10 OF 13
                                                                   -------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The shares of Common Stock identified in Item 1 constitute approximately 19.8% of the outstanding Common Stock of Water Pik based on 9,923,685 shares of Common Stock outstanding as of November 10, 2000, as reported by Water Pik in its quarterly report on form 10-Q for the quarter ended September 30, 2000, plus 1,973,685 shares of Common Stock subsequently issued to the Reporting Persons as described in Item 3 above, and computed in accordance with rule 13d-3(d)(1).

        SVBF has the sole power of voting and disposition with respect to the 650,000 shares of Common Stock of Water Pik that it has acquired and SVBFII has the sole power of voting and disposition with respect to the 1,710,485 shares of Common Stock of Water Pik that it has acquired. By reason of (i) Mr. Tennenbaum's position as managing member of TCO, (ii) TCO's position as managing member of SVIM/MSM, SVIM/MSMII and SVIM, (iii) SVIM/MSM's position as managing member of SVBF, (iv) SVIM/MSMII's position as managing member of SVBFII, and (v) SVIM's position as investment advisor to SVBF and SVBFII, each of Mr. Tennenbaum, TCO, SVIM/MSM, SVIM/MSMII and SVIM may be deemed to share such powers of voting and disposition.

        In addition to the purchases by the Reporting Persons of the newly issued shares under the Stock Purchase Agreement described in Item 3 above, the following transactions in the Common Stock of Water Pik were open market purchases on the New York Stock Exchange effected by SVBFII within 60 days prior to the date of this statement:

                                  NUMBER OF SHARES             PRICE
            DATE                  OF COMMON STOCK            PER SHARE
          --------                ----------------           ---------
          11/09/00                     2,000                   $9.04
          11/14/00                     1,300                   $9.04
          11/16/00                     3,000                   $9.04

        Except as described in this statement, the Reporting Persons have not effected transactions in the Common Stock of Water Pik within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        A Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik, SVBF and SVBFII (the "Registration Rights Agreement") was executed in connection with the purchase of the newly issued shares of Common Stock pursuant to the Stock Purchase Agreement. Under the Registration Rights Agreement, SVBF and SVBFII have the right to require Water Pik, at any time after January 3, 2002 until January 3, 2006 (or the earlier termination of the Registration Rights Agreement), to register all 2,360,485 shares of Common Stock of Water Pik owned by SVBF and SVBFII under the Securities Act of 1933, as amended (the "Act"). In addition, SVBF and SVBFII have the right to include all of such shares in certain other registration statements that may be filed by Water Pik to register its Common Stock under the Act for Water Pik's own account or for the account of any other stockholder.

        Under the Stock Purchase Agreement, SVBF and SVBFII agree that until January 3, 2002 neither they, Michael E. Tennenbaum nor their respective affiliates will, without the specific invitation of Water Pik, among other things (a) effect or offer or propose to effect, or assist or cause any other entity to effect or offer or propose to effect or participate in (i) any open market acquisitions of any securities or assets of Water Pik or any of its subsidiaries, (ii) any tender or exchange offer or merger or other business combination involving Water Pik or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Water Pik or any of its subsidiaries, (iv) any solicitation of proxies or consents to vote any voting securities of Water Pik,
(b) form, join or in any way participate in a group as defined under the Securities Exchange Act of 1934, as amended, with respect to any securities of Water Pik, (c) otherwise act, alone or with others, to seek to control or influence the management, board of directors or policies of Water Pik, or (d) enter into any discussions with any third party with respect to any of the foregoing. In addition, SVBF and SVBFII agree under the Stock Purchase Agreement that until June 29, 2001 neither they, Michael E. Tennenbaum nor their respective affiliates will directly or indirectly dispose of any securities of Water Pik.

                                                                   -------------
                                                                   PAGE 11 OF 13
                                                                   -------------


        Except for the Stock Purchase Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Water Pik, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        Copies of the Stock Purchase Agreement and the Registration Rights Agreement have been filed as exhibits to Water Pik's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2001 and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Joint Filing Agreement.

        Exhibit 2 Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

        Exhibit 3 Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

                                                                   -------------
                                                                   PAGE 12 OF 13
                                                                   -------------


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2001               SPECIAL VALUE BOND FUND, LLC

                                      By: SVIM/MSM, LLC, its Managing Member

                                          By: Tennenbaum & Co., LLC,
                                              its Managing Member

                                              By: /s/ Michael E. Tennenbaum
                                                  ------------------------------
                                                      Michael E. Tennenbaum,
                                                      its Managing Member


                                      SPECIAL VALUE BOND FUND II, LLC

                                      By: SVIM/MSM II, LLC, its Managing Member

                                          By: Tennenbaum & Co., LLC,
                                              its Managing Member

                                              By: /s/ Michael E. Tennenbaum
                                                  ------------------------------
                                                      Michael E. Tennenbaum,
                                                      its Managing Member


                                      SVIM/MSM, LLC

                                      By: Tennenbaum & Co., LLC,
                                          its Managing Member

                                          By: /s/ Michael E. Tennenbaum
                                              ----------------------------------
                                                  Michael E. Tennenbaum,
                                                  its Managing Member


                                      SVIM/MSM II, LLC

                                      By: Tennenbaum & Co., LLC,
                                          its Managing Member

                                          By: /s/ Michael E. Tennenbaum
                                              ----------------------------------
                                                  Michael E. Tennenbaum,
                                                  its Managing Member


                                       SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                       By: Tennenbaum & Co., LLC,
                                           its Managing Member

                                           By: /s/ Michael E. Tennenbaum
                                               ---------------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member


                                      TENNENBAUM & CO., LLC

                                      By: /s/ Michael E. Tennenbaum
                                          --------------------------------------
                                              Michael E. Tennenbaum,
                                              its Managing Member


                                      /s/ Michael E. Tennenbaum
                                      ----------------------------------
                                          Michael E. Tennenbaum

                                                                   -------------
                                                                   PAGE 13 OF 13
                                                                   -------------


                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement.

        Exhibit 2 Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

        Exhibit 3 Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.